Balance Sheet
Veriglif, Inc.
As at 31 December 2019

31 Dec 2019

Assets

Cash and Cash Equivalents

Business Account	$121,138.25
Total Cash and Cash Equivalents	**$121,138.25**

Property, Plant and Equipment

Computer & Office Equipment	$497.04
Debt Recievable	$47,626.47
Total Property, Plant and Equipment	**$48,123.51**

Total Assets	**$169,261.76**

Liabilities and Equity

Liabilities

Current Liabilities

Accounts Payable	$8,570.45
Line of Credit	$400,800.00
Other Payroll Liability	$11,501.64
Total Current Liabilities	**$420,872.09**

Total Liabilities	**$420,872.09**

Equity

Current Year Earnings	-$251,702.86
Owner's Capital	$92.53
Total Equity	**-$251,610.33**

Total Liabilities and Equity	**$169,261.76**

Income Statement
Veriglif, Inc.
1 January 2019 to 31 December 2019

31 Dec 19

Less Cost of Sales	
Subcontractors	$76,506.39
Total Cost of Sales	**$76,506.39**
Gross Profit	**-$76,506.39**
Operating Income / (Loss)	**-$76,506.39**
Other Income and Expense	
Accommodation	-$4,008.40
Advertising	-$1,409.98
Bank Service Charges	-$20.00
Cloud Services	-$14,167.54
Corporation Tax	-$25.00
Meals & Entertainment	-$3,038.26
Miscellaneous	-$6,118.36
Professional Fees	-$37,744.25
Reimbursable Expense	-$1,658.83
Travel	-$9,504.81
Wages & Salaries	-$97,501.04
Total Other Income and Expense	**-$175,196.47**
Net Income / (Loss) before Tax	**-$251,702.86**
Net Income	**-$251,702.86**
Total Comprehensive Income	**-$251,702.86**

Statement of Owners' Equity

Veriglif, Inc.
For the year ended December 31, 2019

Account	2019
Equity	
Opening Balance	92.48
Current Year Earnings	(251,702.86)
Total Equity	**(251,610.38)**

Statement of Cash Flows

Veriglif, Inc.
For the year ended December 31, 2019

Account	2019
Operating Activities	
Payments to suppliers and employees	(243,227.86)
Net Cash Flows from Operating Activi	**(243,227.86)**
Investing Activities	
Payment for property, plant and equipmen	(401.59)
Other cash items from investing activities	2,845.00
Net Cash Flows from Investing Activit	**2,443.41**
Financing Activities	
Other cash items from financing activities	329,675.22
Net Cash Flows from Financing Activi	**329,675.22**
Net Cash Flows	**88,890.77**
Cash and Cash Equivalents	
Cash and cash equivalents at beginning of	32,247.48
Cash and cash equivalents at end of perio	121,138.25
Net change in cash for period	**88,890.77**

Holder	Common Stock Outstanding	Options	Total Outstanding Stock %	Fully Diluted Total	Fully Diluted %
Glen Edward Robinson	688,500		7.44%	688,500	6.18%
Henry Woon Mun Cheang	783,000		8.46%	783,000	7.03%
James Paul Wilson	877,500		9.49%	877,500	7.88%
Jason Paul Buchanan	387,000		4.18%	387,000	3.47%
Leonard Frank Murphy	877,500		9.49%	877,500	7.88%
Lukáš Pospíchal	877,500		9.49%	877,500	7.88%
Patricio Javier Pagani	877,500		9.49%	877,500	7.88%
Phillip James Denley	783,000		8.46%	783,000	7.03%
Rolfe William Swinton	877,500		9.49%	877,500	7.88%
Say Jin Lim	198,000		2.14%	198,000	1.78%
Jonathan Ewart	250,000		2.70%	250,000	2.24%
New York AMA Communication Services Inc.	990,000		10.70%	990,000	8.89%
Potentiate Pty Ltd	783,000		8.46%	783,000	7.03%
Stock Plan					
James Wilson	-	1,330,950	0.00%	1,330,950	11.95%
Leonard Murphy	-	560,400	0.00%	560,400	5.03%
-	-	-	0.00%	-	0.00%
Remaining Under Plan			0.00%	-	0.00%
TOTAL	9,250,000		100.00%	11,141,350	100.00%

Authorized Capital	
Date	Common Stock
22/10/18	10,000,000

Total Capital		
Common Stock	$	92.53
Stock Plan	$	-
SAFEs	$	-
Convertible Notes	$	66,709.59
Debt Lines	$	235,800.00
Total	$	302,602.12

Date	Name of holder	Number of shares	Purchase Price	Price per Share	Vesting Schedule	Reason for Change	Outstanding?	Notes
29/10/18	Glen Edward Robinson	688,500	$ 6.89	$0.00001	A	New issuance	Yes	
29/10/18	Henry Woon Mun Cheang	783,000	$ 7.83	$0.00001	A	New issuance	Yes	
29/10/18	James Paul Wilson	877,500	$ 8.78	$0.00001	A	New issuance	Yes	
29/10/18	Jason Paul Buchanan	387,000	$ 3.87	$0.00001	A	New issuance	Yes	
29/10/18	Leonard Frank Murphy	877,500	$ 8.78	$0.00001	A	New issuance	Yes	
29/10/18	Lukáš Pospíchal	877,500	$ 8.78	$0.00001	A	New issuance	Yes	
29/10/18	Patricio Javier Pagani	877,500	$ 8.78	$0.00001	A	New issuance	Yes	
29/10/18	Phillip James Denley	783,000	$ 7.83	$0.00001	A	New issuance	Yes	
29/10/18	Rolfe William Swinton	877,500	$ 8.78	$0.00001	A	New issuance	Yes	
29/10/18	Say Jin Lim	198,000	$ 1.98	$0.00001	A	New issuance	Yes	
9/3/19	Jonathan Ewart	250,000	$ 2.50	$0.00001	A	New issuance	Yes	
29/10/18	New York AMA Communication Services Inc.	990,000	$ 9.90	$0.00001	None	New issuance	Yes	
29/10/18	Potentiate Pty Ltd	783,000	$ 7.83	$0.00001	None	New issuance	Yes	
Total		9,250,000	$ 92.53					

Vesting Schedule Key
A = 12 month cliff, 48 month vesting

Grant Date	Name of holder	Number of options or shares		Total Price	Price per Share	Vesting Start Date	Vesting Schedule	Exercised or Purchased	Type	Date of Exercise or Purchase	Number Exercised or Purchased	Price Paid
1/8/19	James Wilson	1,330,950	$	13.31	$0.00001	1/10/20	A	No	ISO	1/8/19	0	0
1/8/19	Leonard Murphy	560,400	$	5.60	$0.00001	1/10/20	A	No	ISO	1/8/19	0	0
1/8/19	*Unassigned*	280,200	$	2.80	$0.00001	1/10/20	A	No	ISO	1/8/19	0	0
1/8/19	Glen Robinson	350,250	$	3.50	$0.00001	1/10/20	A	No	ISO	1/8/19	0	0
1/8/19	Jason Buchanan	140,100	$	1.40	$0.00001	1/10/20	A	No	ISO	1/8/19	0	0
1/8/19	Spare	140,100	$	1.40	$0.00001	1/10/20	A	No	ISO	1/8/19	0	0
TOTAL		2,802,000										$ -

Vesting Schedule Key
A = Oct 2020 cliff, 36 month vesting

YEAR Stock Plan		
Date	Reserved	Remaining
	2,802,000	-

Holder	Date	Principal	Valuation Cap	Discount
				N/A
				N/A
				N/A
TOTAL		$ -		

Holder	Date	Principal	Interest	Maturity	Principal + Interest	Valuation Cap	Discount	Notes
Eu Jin Loh	29/01/2019	$ 65,000.00	2%	29/01/2021	$ 66,709.59	$6,500,000	20%	In place
TOTAL		**$ 65,000.00**			**$ 66,709.59**			

Holder	Date	Principal	Interest	Maturity	Drawn Amount	Principal + Interest
Glen Edward Robinson	05/12/2018	$ 2,677.50	0%	N/A	$ 2,677.50	$ 2,677.50
Henry Woon Mun Cheang	05/12/2018	$ 3,045.00	0%	N/A	$ 3,045.00	$ 3,045.00
James Paul Wilson	05/12/2018	$ 4,212.50	0%	N/A	$ 4,212.50	$ 4,212.50
Jason Paul Buchanan	05/12/2018	$ 1,505.00	0%	N/A	$ 1,505.00	$ 1,505.00
Leonard Frank Murphy	05/12/2018	$ 3,412.50	0%	N/A	$ 3,412.50	$ 3,412.50
Lukáš Pospíchal	05/12/2018	$ 3,412.50	0%	N/A	$ 3,412.50	$ 3,412.50
Patricio Javier Pagani	05/12/2018	$ 3,412.50	0%	N/A	$ 3,412.50	$ 3,412.50
Phillip James Denley	05/12/2018	$ 3,045.00	0%	N/A	$ 3,045.00	$ 3,045.00
Rolfe William Swinton	05/12/2018	$ 3,412.50	0%	N/A	$ 3,412.50	$ 3,412.50
Say Jin Lim	05/12/2018	$ 770.00	0%	N/A	$ 770.00	$ 770.00
New York AMA Communication Services Inc.	05/12/2018	$ 3,850.00	0%	N/A	$ 3,850.00	$ 3,850.00
Potentiate Pty Ltd	05/12/2018	$ 3,045.00	0%	N/A	$ 3,045.00	$ 3,045.00
New York AMA Communication Services Inc.	17/12/2018	$ 100,000.00	0%	N/A	$ 100,000.00	$ 100,000.00
Potentiate Pty Ltd	18/12/2018	$ 200,000.00	0%	N/A	$ 100,000.00	$ 100,000.00
TOTAL		$ 335,800.00				$ 235,800.00